March 19, 2019

Todd H. Siegel
Chief Executive Officer
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

       Re: Affinion Group Holdings, Inc.
           Preliminary Information Statement on Form 14C
           Filed March 5, 2019
           File No. 000-55577

Dear Mr. Siegel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Jeffrey Kochian